NORTHERN LIGHTS FUND TRUST I, II, III and Northern Lights Variable Trust

James Colantino

Treasurer

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

June 9, 2023

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey W. Long

(202) 551-6983

File Nos. 333-122917; 811-21720 (NLFT)

S000055863	Princeton Long/Short Treasury Fund	12/31/2022
S000053754	Princeton Premium Fund	9/30/2022

File Nos. 333-174926; 811-22549 (NLFT II)

S000035094	Dynamic U.S. Opportunity Fund	12/31/2022
S000035095	Dynamic International Opportunity Fund	12/31/2022

File Nos. 333-178833; 811-22655 (NLFT III)

S000044092	Issachar Fund	9/30/2022
S000051347	Swan Defined Risk U.S. Small Cap Fund	6/30/2022
S000043255	The Teberg Fund	3/31/2022
S000066142	HCM Defender 500 Index ETF	6/30/2022
S000037505	Swan Defined Risk Fund	6/30/2022
S000051346	Swan Defined Risk Foreign Fund	6/30/2022
S000063531	Swan Defined Risk Growth Fund	6/30/2022
S000047421	Swan Defined Risk Emerging Markets Fund	6/30/2022
S000066141	HCM Defender 100 Index ETF	6/30/2022

File Nos. 333-131820; 811-21853 (NLVT)

S000016887	Donoghue Forlines Momentum VIT Fund	12/31/2022
S000016888	Donoghue Forlines Dividend VIT Fund	12/31/2022

Dear Mr. Long:

On behalf of the Registrants, this letter responds to the comments you provided to James Colantino with respect to the above-referenced Trusts. Your comments are set forth below, and each is followed by each Registrant’s response.

NLFT III	Swan Defined Risk Foreign Fund, HCM Defender 500 Index ETF
Comment 1:	The financial statements disclose a return of capital distribution during the reporting period. The responses to Item B23 of Form N-CEN indicate that the Funds did not pay a dividend required to be accompanied by a written statement to shareholders pursuant to Rule 19a-1. Please confirm that the funds have complied with the shareholder notice requirements under Section 19(a) of the Investment Company Act with regards to any return of capital distribution.
Response:	The distribution of these funds was not deemed to be a return of capital at the time of distribution, and therefore no 19a-1 notice was issued. The return of capital determination for the funds was made post-fiscal year due to tax adjustments not available at the time of distribution. It is not the Funds’ intention to distribute any return of capital.

NLFT III	HCM Defender 100 Index ETF
Comment 2:	Form N-CEN has the ETF identified as an Index Fund in response to question C.3.b. Please explain why the difference between the performance of the ETF as compared to the Index is so large at approximately 6%.
Response:	The HCM Defender 100 Index ETF is a tactical ETF that utilizes a defensive strategy to reduce equity exposure during market downtrends as well as a tactical approach to deploying capital once a positive trend has been established. The difference in performance between the ETF and Index can be attributed to these tactical trades.

NLFT III	HCM Defender 100 Index ETF
Comment 3:	Item C.3.b.ii of Form N-CEN does not appear to report the difference between the Fund’s total return during the reporting period and the index’s return during the reporting period.
Response:	Going forward, this Item of Form N-CEN will be updated to report the difference between the total return of the Fund and index during the reporting period.

NLFT	Princeton Premium Fund
Comment 4:	Consider enhancing the disclosure in the Notes to Financial Statements regarding the volume of derivative activity that the fund engaged in during the reporting period.
Response:	While the Registrant believes that the current disclosure properly addresses the current requirement regarding the volume of activity involving derivative transactions, additional consideration will be given to enhancing the disclosure in future reporting.

NLFT NLFT III	PSI Strategic Growth Fund Swan Funds, The Teberg Fund
Comment 5:	For a fund of funds, and in accordance with the requirements of ASC 946-235-50-5, the notes to financial statements should include a general description of the fund of funds structure and their valuation.
Response:	Future reporting will include a general description of the fund of funds structure and their valuation in the notes to financial statements.

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NLFTII	Dynamic U.S. Opportunity Fund Dynamic International Opportunity Fund
Comment 6:	The notes to financial statements state that the advisory fees are paid monthly. In reviewing the payable balance and the expense amounts accrued during the reporting period, this does not appear to be the case. Please explain.
Response:	Advisory fees are typically paid on a monthly basis once approved by the investment adviser. In this case, the payable balance disclosed in the report did include multiple months of fees which had not been authorized by the adviser for payment at such time and which are subsequently in process.

NLVT	Donoghue Forlines VIT Funds
Comment 7:	The footnotes to the financial highlights should include a disclosure that figures do not include fees or charges related to the insurance contract or separate account.
Response:	Going forward, such disclosure will be included as a footnote to the financial highlights.

NLFT III	HCM Defender ETFs
Comment 8:	The ending values for the Growth of $10k Investment Graph on the fact sheet located on the fund’s website are showing percentages when they should reflect dollars.
Response:	The adviser has been notified and future fact sheets will be updated to reflect dollars in the Growth of a $10k Investment graph.

NLFT NLFT III	PSI Strategic Growth Fund HCM Defender ETFs
Comment 9:	The financial statements reflect the funds are 100% cash or close to it. Please confirm that there are no investments in money market funds that should be disclosed separately in the Portfolio of Investments.
Response:	The Registrant confirms that there were no investments in securities, including money market funds, that should have been disclosed in the Portfolio of Investments.

NLVT NLFT III	Donoghue Forlines VIT Funds Swan Defined Risk Growth Fund
Comment 10:	The prospectus for Swan Defined Risk Growth Fund and both the prospectus and financial report for the Donoghue Forlines VIT Funds posted on the fund websites appear to be outdated. Please update with the most current versions.
Response:	The client websites have subsequently been updated to contain the most current version of the prospectus for Swan Defined Risk Growth Fund and both the prospectus and financial reports for the Donoghue Forlines VIT Funds.

NLVT	Donoghue Forlines Momentum VIT Fund, Donoghue Forlines Dividend VIT Fund
Comment 11:

According to the May 1, 2022 prospectus, there was a change in the Fund’s primary benchmark from the S&P500 Index to the Russell 1000 Index. The staff notes the following:

a)       The December 31, 2022 annual report should disclose the performance for both the old and the new benchmark.

b)      The reason for the change in benchmarks should be disclosed.

c)       The investment objectives disclosed in the prospectus and annual report are different. Please explain.

d)      Is this an actively managed or passive index fund?

e)      Is there a reason if they are index funds why the growth of $10,000 chart does not include index fund benchmark?

Response:

a)       The December 31, 2022 Annual Report discloses the performance of both the old and new benchmarks for each of the Funds.

b)      The reason for the change in the benchmarks was disclosed in the prospectus. Such disclosure will be included in future financial reports, if applicable.

c)       The investment objectives as disclosed in the May 31, 2022 prospectus accord with the December 31, 2022 annual report.

d)      The adviser has identified these as passive index funds.

e)      The Growth of $10,000 graph has historically included the performance of an appropriate broad-based securities market index in accordance with the requirements of Form N-1A. Going forward, the performance graphs will include the respective indexes which each of the Funds seeks to track.

NLFT	Princeton Premium Fund; Princeton Long Short Treasury Fund
Comment 12:	The Comparison of the Change in Value graph for Princeton Premium Fund assumes a $2,500 initial investment instead of $10,000 which should be used unless the minimum initial investment is greater than $10,000. The Comparison of the Change in Value graph for Princeton Long/Short Fund assumes a $10,000 initial investment instead of $100,000 which is the required minimum initial investment.
Response:	Going forward, the Comparison of the Change in Value graphs contained in the annual reports will be updated to reflect an assumed minimum investment of $10,000 unless the fund/class has a minimum investment requirement which is greater.

NLFT	Princeton Long/Short Treasury Fund
Comment 13:	Please provide more information on the NAV error reported on Item B.22 of Form N-CEN with respect to Princeton Long/Short Treasury Fund.
Response:

The NAV error related to an issue in calculating the upfront premium amortization component on the over-the-counter call option held by the Fund resulting in an overstatement in the value of the position during the period January 7, 2022 through June 15, 2022. As a result of the error, subscriptions from shareholders during the period where the error exceeded 0.50% were reprocessed to issue additional shares at the corrected NAV. Additionally, as disclosed in the December 31, 2022 Annual Report, the Adviser reimbursed the Fund $84,064 for losses to the Fund resulting from the error.

Additional reviews and reconciliations relating to the calculation of the upfront premium amortization have been subsequently installed to avoid a recurrence of the issue.

NLVT	Donoghue Forlines Dividend VIT Fund
Comment 14:	The fee table in the May 1, 2022, prospectus reflects Interest Expense which appears to have been subject to the expense cap. Please explain.
Response:	The disclosure of the 2bp Interest Expense in the Prospectus was a typographical error as there was no interest expense incurred or disclosed in the annual report. Both the gross and net expense ratios disclosed in the Prospectus were correct and the 2023 prospectus correctly does not report any interest expense.

NLFT III	Swan Defined Risk Funds
Comment 15:	Please confirm that there were no distributions of realized gains by other investment companies that should be shown separately on the Statement of Operations.
Response:	The Registrant confirms that there were no distributions of realized gains by other investment companies during the reporting period.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino